UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)
☒  Annual Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2003

or

☐  Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934
For the transition period from                     to

Commission file number: 1-12123

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Premco Products, Inc. Employees’ Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JLG Industries, Inc.

1 JLG Drive
McConnellsburg, PA 17233-9533

REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA), listed below are furnished for the Premco Products, Inc. Employees’ Savings and Investment Plan (the “Plan”). The pages referred to are the numbered pages in the Plan’s audited financial statements for the year ended December 31, 2003.

Pages
Report of Independent Registered Public Accounting Firm	1
Audited Financial Statements and Supplemental Schedule	2-11

Premco Products, Inc.
Employees’ Savings and Investment Plan

Financial Report

December 31, 2003

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrative Committee
Premco Products, Inc.
Employees’ Savings and Investment Plan

We have audited the accompanying statement of net assets available for benefits of Premco Products, Inc. Employees’ Savings and Investment Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the period September 1, 2003 to December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Premco Products, Inc. Employees’ Savings and Investment Plan as of December 31, 2003 and the changes in net assets available for benefits for the period September 1, 2003 to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Baltimore, Maryland
June 14, 2004

FINANCIAL STATEMENTS

Premco Products, Inc.
Employees’ Savings and Investment Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003

ASSETS
Investments, at fair value	$7,596

Total assets	7,596
LIABILITIES	—

Net assets available for benefits	$7,596

The accompanying notes are an integral part of these financial statements.

Premco Products, Inc.
Employees’ Savings and Investment Plan

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

For the period September 1, 2003 to December 31, 2003

Additions
Additions to net assets attributed to:
Investment income	$188
Contributions — employees	7,408

Total additions	7,596

NET INCREASE	7,596
Net assets available for benefits
Beginning of year	—

End of year	$7,596

The accompanying notes are an integral part of these financial statements.

Premco Products, Inc.
Employees’ Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003

NOTE A — DESCRIPTION OF THE PLAN

The following brief description of the Premco Products, Inc. Employees’ Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

Organization

The Plan was established effective September 1, 2003 and is a defined contribution plan covering all eligible employees of Premco Products, Inc. (the “Company”). The purpose of the Plan is to provide retirement benefits to eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Administration

The Plan is administered by the Administrative Committee (the “Committee”) of JLG Industries, Inc. (“JLG”). The Company is a subsidiary of JLG. The Committee interprets the Plan document, establishes procedures to implement provisions of the Plan, and authorizes other disbursements from the Plan. The Committee has engaged Massachusetts Mutual Life Insurance Company (the “Custodian”) as custodian for the Plan assets.

Participation

Employees are eligible to participate in the Plan on the first day of the month that coincides with or immediately follows the date on which the employee completes a 30-day waiting period. Upon enrollment in the Plan, a participant may direct employee and employer contributions in any of thirteen investment options, including JLG common stock.

Participants may change their investment options at any time, via telephone or Internet.

Premco Products, Inc.
Employees’ Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003

NOTE A — DESCRIPTION OF THE PLAN — Continued

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund. Loan terms range from 1 to 5 years (longer if loan is being used to purchase a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Committee. Interest rates are based on prime plus one percent. Principal and interest are paid ratably through payroll deductions.

Contributions

The Plan provides for contributions by employees through salary reductions. Employer profit sharing contributions are discretionary. As of December 31, 2003, there were no such contributions.

Each participating employee elects to enter into a written salary reduction agreement with the Company, thereby contributing to his or her salary reduction account a whole percentage of compensation per payroll period, not to exceed 20% of the participant’s compensation as defined in the Plan.

Distributions

Participants’ accounts are payable upon attaining age 59-1/2 and election by the participant or age 70-1/2 with or without an election by the participant, termination of employment, retirement due to permanent physical disability, or at death. The Plan also provides for withdrawal of the participant’s salary reduction account or the vested portion of his/her employer account in certain hardship situations.

Premco Products, Inc.
Employees’ Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003

NOTE A — DESCRIPTION OF THE PLAN — Continued

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Employer profit sharing contributions vest as follows:

Years of service	Vesting percentage
1	0%
2	25%
3	50%
4	100%

Payment of Benefits

On termination of service, a participant may elect to receive either a lump-sum amount equal to the participant’s vested interest in their account, a life annuity or installment payments.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of such termination, the net assets available for benefits of the Plan are to be distributed in accordance with the provisions of the Plan, but in no event shall any amounts be returned to the Company.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Committee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Premco Products, Inc.
Employees’ Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Continued

Investment Valuation

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost which approximates fair value.

Forfeited Accounts

At December 31, 2003, there were no forfeited accounts. Forfeitures, if any, are used to pay the expenses of the Plan and employer contributions for the Plan on behalf of the remaining participants. If a participant returns to employment with the Company before incurring a “forfeiture break in service” (a period of five consecutive Plan years in which the participant is credited with 500 or fewer hours of service), then the forfeited account is completely restored.

Benefit Payments

Benefit payments are recorded when paid.

Administrative Costs

The Company may pay all or part of the out-of-pocket administrative expenses of the Plan.

NOTE C — INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2003:

Mutual Funds:
DLB Small Company Opportunities	$2,441
PIMCO Total Return	1,502
MM Growth Equity	1,350
MM Money Market	897
MM Mid Cap Growth II	742
MM Focused Value	414
Oppenheimer Quest Balanced	250

$7,596

During 2003, the Plan’s investments appreciated in value as follows:

Mutual Funds	$188

Premco Products, Inc.
Employees’ Savings and Investment Plan

NOTES TO FINANCIAL STATEMENTS — CONTINUED

December 31, 2003

NOTE D — TAX STATUS

The Plan obtained a determination letter on July 18, 2002, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes has been included in the Plan’s financial statements.

NOTE E — TERMINATION OF THE PLAN

The Company intends to continue the Plan indefinitely; however, the Company reserves the right to reduce, suspend or discontinue contributions to the Plan or to terminate the Plan at any time by vote of its Committee. Upon termination of the Plan, all amounts credited to the participants’ accounts shall become fully vested. Timing of distribution of Plan assets would be determined by the Company’s Committee.

SUPPLEMENTAL INFORMATION

Premco Products, Inc.
Employees’ Savings and Investment Plan

FORM 5500, SCHEDULE H, PART IV, ITEM 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN: 05-0543473
PLAN NO.: 002

December 31, 2003

		Current
Identity of Issues	Description	Value
* Massachusetts Mutual Life Insurance Company:
DLB Small Company Opportunities	Mutual Fund	$2,441
PIMCO Total Return	Mutual Fund	1,502
MM Growth Equity	Mutual Fund	1,350
MM Money Market	Mutual Fund	897
MM Mid Cap Growth II	Mutual Fund	742
MM Focused Value	Mutual Fund	414
Oppenheimer Quest Balanced	Mutual Fund	250

		$7,596

* Party-in-interest.

EXHIBITS

23     Consent of Independent Registered Public Accounting Firm

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Premco Products Inc. Employees’ Savings and Investment Plan (Name of Plan)
Date: July 12, 2004	/s/ Thomas D. Singer
Thomas D. Singer
Senior Vice President, General Counsel and Secretary

Premco Products, Inc.
Employees’ Savings and Investment Plan

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm